Anil Dhirubhai Ambani Group



06019275

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel: + 91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

December 12, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

We have submitted a letter dated December 6, 2006 to the Stock Exchanges in India, duly acknowledged on December 12, 2006, where our securities are listed, in terms of Section 192A of the Companies Act, 1956, a copy whereof is enclosed for information and records.

Thanking you,

Very truly yours,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encls : a/a

Anil Dhirubhai Ambani Group

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel: + 91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

December 6, 2006

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sir,

Sub : **POSTAL BALLOT**

We are enclosing herewith six copies of Notice sent to the shareholders seeking their approval through Postal Ballot as per the requirements of Section 192A of the Companies Act, 1956, read with the Companies (Passing of the Resolution by Postal Ballot) Rules, 2001, for Issue of Securities under Employee Stock Option Scheme.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**



V. R. MOHAN
COMPANY SECRETARY & MANAGER


BOMBAY STOCK EXCHANGE
LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN
DATE 12.12.06

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited
Registered Office
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.

Notice Pursuant to Section 192A of the Companies Act, 1956

Notice is hereby given pursuant to Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001, to transact the following special business by the Members of Reliance Capital Limited by passing resolutions through Postal Ballot:

Special Business

1. Issue of Securities under Employee Stock Option Scheme.

To consider and, if thought fit, to pass, with or without modification(s), the following Resolution as a **Special Resolution:**

"**Resolved that** in supersession of the special resolution under Item No. 1 of the Postal Ballot Notice dated June 9, 2006, passed by the members of the Company results whereof were declared on July 22, 2006, and pursuant to Section 81 (1A) and all other applicable provisions, if any, of the Companies Act, 1956 (including any modification or re-enactment thereof for the time being in force), and in accordance with the provisions of the Memorandum and Articles of Association of the Company, the listing agreements with the Stock Exchanges and the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and other rules and regulations, prescribed by the Securities and Exchange Board of India ("SEBI") or any other relevant authority, from time to time, to the extent applicable and subject to any approvals, consents, permissions and sanctions of any authorities as may be required, and subject to any such conditions or modifications as may be prescribed or imposed by such authorities while granting such approvals, consents, permissions and sanctions, and which may be agreed to and accepted by the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall be deemed to include any Committee constituted/ to be constituted by the Board to exercise its powers including the powers conferred by this Resolution), consent of the Company be and is hereby accorded to the Board to introduce and implement the Reliance Capital Employee Stock Option Scheme ("ESOS") as detailed in the explanatory statement to this Notice and to create, grant, offer, issue and allot, to or for the benefit of such person(s) who are in the permanent employment of the Company, its holding/subsidiary companies, whether working in India or out of India and the Directors (including whole-time Directors) of the Company and its holding/subsidiary companies, (hereinafter collectively referred to as the "Employees"), equity shares of the Company and/or Options giving right to purchase or subscribe such number of equity shares/ equity linked instruments including any depository receipts, which could give rise to the issue of equity shares (hereinafter collectively referred to as the "Securities") of the Company, at such price, in such manner, during such period, in one or more tranches and on such terms and conditions as the Board may decide.

Resolved further that the maximum number of Securities issued/granted in terms of this resolution, to any single Employee (including any non executive or independent Director) during any one year shall be less than 1% of the issued and paid up equity shares of the Company i.e. upto 22,39,327equity shares; provided however that the aggregate Securitie issued/granted to all the Employees/other persons under the ESOS shall not exceed (5%) five per cent of the existing paid-up share capital of the Company as on September 30, 2006, i.e. upto 1,11,96,640 equity shares of the Company.

Resolved further that the Board be and is hereby authorised to formulate, evolve, decide upon and bring into effect the ESOS on such terms and conditions as contained in the Explanatory Statement to this item in the Notice and to make any modification(s), change(s), variation(s), alteration(s) or revision(s) in the terms and conditions of the ESOS from time to time including but not limited to, amendment(s) with respect to vesting period and schedule, number of options, exercise price, exercise period, eligibility criteria or to suspend, withdraw, terminate or revise the ESOS.

Resolved further that the Securities may be allotted in accordance with the ESOS either directly and/ or through an existing trust or a trust which may be set up and/or in any other permissible manner and that the ESOS may also envisage for providing any financial assistance to the trust to enable the trust to acquire, purchase or subscribe the Securities of the Company as per the ESOS.

Resolved further that subject to the terms stated herein, the equity shares allotted pursuant to the aforesaid Resolution shall in all respects rank pari passu inter se with the then existing equity shares of the Company.

Resolved further that the Board be and is hereby authorised to take necessary steps for listing of the Securities allotted under ESOS on the Stock Exchanges, where the securities of the Company are listed, as per the provisions of the Listing Agreement executed with the concerned Stock Exchanges and other guidelines, rules and regulations as may be applicable.

Resolved further that for the purpose of giving effect to this resolution, the Board be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, proper or desirable and to settle all questions, difficulties or doubts that may arise in this regard at any stage including at the time of listing of securities, without requiring the Board to secure any further consent or approval of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution.

Resolved further that the Board be and is hereby authorised to delegate all or any powers conferred herein, to any Committee of Directors or the Chairman of the Company with a power to further delegate to any executives/ officers of the Company to do all such acts, deeds, matters and things as also to execute such documents, writings etc. as may be necessary in this regard".

Exercise period and process of exercise: The exercise period shall commence from the date of vesting and expire at the end of five years from the date of vesting or ten years from the Grant Date, whichever is later as may be stipulated in the respective Plan(s) or such other period as may be decided by the Board/Committee. The options would be exercisable by submitting the requisite application form/exercise notice to the Company or such other person as the Company may prescribe, subject to conditions for payment of Exercise Price in the manner prescribed by the Board/Committee.

Appraisal process: The Board/ Committee shall determine the eligibility criteria for the Eligible Employees under the ESOS based on their evaluation on various parameters, such as length of service, grade, performance, technical knowledge, leadership qualities, merit, contribution and conduct, future potential, etc., and such other factors as may be deemed appropriate by it.

Maximum number of options to be issued per employee and in aggregate: The maximum number of options/securities granted to any single Eligible Employee (including any non executive or independent Director) during any one year shall be less than 1% of the issued and paid up equity shares of the Company i.e. upto 22,93,327 equity shares. The aggregate of all such grants shall not result into equity shares exceeding 5% of the paid -up equity shares of the Company as on September 30, 2006 i.e. upto 1,11,96,640 equity shares.

Disclosure and accounting policies: The Company shall comply with the disclosure and accounting policies prescribed by Securities and Exchange Board of India (SEBI) and any other appropriate authority, from time to time.

Method of valuation: The Company shall use the intrinsic value method for valuation of the Options. The intrinsic value means excess of the market price of shares under ESOS over the exercise price of the Options (including upfront payment, if any). The difference between the employee compensation cost so computed and the employee compensation cost that shall have been recognised, had the fair value of the Options been recognised, shall be disclosed in the Directors' Report and the impact of such difference on profits and on EPS of the Company shall also be disclosed in the Directors' Report.

ESOS to Employees and Directors of holding/subsidiary companies and other persons: The benefit of ESOS shall also be extended to the permanent employees and directors (including whole time Directors) of the holding and subsidiary companies of the Company and/or such other persons, as may from time to time, be allowed to enjoy the benefits of ESOS, in the same manner and subject to terms and conditions as mentioned herein. The aggregate options/securities issued in terms of the ESOS shall not exceed the overall limits as mentioned in the ESOS i.e. five percent of the issued and paid up equity shares of the Company as on September 30, 2006, i.e. up to 1,11,96,640 Equity Shares.

The Board has accordingly decided to seek the approval of the Members for extending the Scheme to the permanent employees and directors of the holding and subsidiaries companies of the Company and/or such other persons, as may from time to time, be allowed to enjoy the benefits of ESOS, within the overall limit as set out in the proposed Resolutions stated at item No. 1 and 2 of accompanying Notice.

Securities and Exchange Board of India (SEBI) (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 provides for separate approval of members to be obtained for the employees and directors of holding and subsidiary companies of the Company.

In terms of the provisions of Section 81(1A) and all other applicable provisions, if any, of the Companies Act, 1956 and SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, approval of the Members is sought to issue equity shares, pursuant to the options granted under ESOS to the employees and directors of the holding and subsidiary companies of the Company, not exceeding in aggregate, five per cent of the issued and paid up equity shares of the Company as on September 30, 2006, i.e.; up to 1,11,96,640 Equity Shares.

The Board may, in its absolute discretion, provide for an appropriate ESOS to be operated through any ESOS Trust, which shall be governed and operated in terms of the provisions stipulated therein.

The Board/Committee shall have the absolute authority to vary or modify the terms of ESOS in accordance with the regulations and guidelines prescribed by SEBI or regulations that may be issued by any appropriate authority, from time to time, unless such variation, modification or alteration is detrimental to the interests of the employees/Directors (including whole-time Directors).

The Options to be granted under the Scheme shall not be treated as an offer or invitation made to public for subscription in the securities of the Company.

The Board of Directors accordingly recommends the resolution set out at Item No.1 and 2 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors and Manager of the Company is, in any way, concerned or interested in the resolutions, except to the extent of the Options that may be offered to them under the Scheme.

Registered Office
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710

By Order of the Board
For Reliance Capital Limited

Mumbai, 28th November , 2006

V. R. Mohan
Company Secretary & Manager

RELIANCE Capital

Registered Office
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.

Postal Ballot Form

Serial No. ____________

1. Name and Registered Address of the sole/first named Member (In block letters)	
2. Name(s) of the joint Member(s), if any (In block letters)	
3. Registered Folio Number/DP ID No./Client ID No.*	
4. Number of Shares held	

(*Applicable to investors holding Shares in dematerialised form)

I/We hereby exercise my/our vote in respect of the Resolution(s) to be passed through Postal Ballot for the Special Business stated in the Notice of the Company by sending my/our assent or dissent to the said Resolution(s) by placing the tick mark (✓) at the appropriate box below:

Resolution No.	Description	No. of Shares	Nature of voting	Please tick (✓) in the appropriate box
1	Special Resolution under Section 81 (1A) of the Companies Act, 1956 for issue of securities under the Employee Stock Option Scheme.		**I/We assent to the resolution**	
			I/We dissent to the resolution	
2	Special Resolution under Section 81 (1A) of the Companies Act, 1956 for issue of securities under the Employee Stock Option Scheme to the employees and directors of the holding /subsidiary companies.		**I/We assent to the resolution**	
			I/We dissent to the resolution	

Place: ____________

Date : ____________

(Signature of the Member)

NOTE: Please read carefully the instructions overleaf before exercising your vote.

11/2006
Colorama Hyd. Ph. 23730328

Instructions

1. A Member desirous of exercising his/her vote by Postal Ballot may complete this Postal Ballot Form and send it to the Scrutinizer in the attached self-addressed envelope. Postage will be borne and paid by the Company. However, any envelope containing postal ballot, if sent by courier at the expense of the Registered Member will also be accepted.

2. Please convey your assent/dissent in this Postal Ballot Form. The assent or dissent received in any other form shall not be considered valid.

3. The self-addressed postage pre-paid envelope bears the name of the Scrutinizer appointed by the Board of Directors of the Company.

4. This Form must be completed and signed by the Member. In case of Joint-holding, this Form must be completed and signed (as per the specimen signature registered with the Company) by the first named Member and in his absence, by the next named Member.

5. Unsigned, incomplete or incorrectly ticked Postal Ballot Forms shall be rejected.

6. The Scrutinizer's decision on the validity of the Postal Ballot will be final.

7. The Postal Ballot shall not be exercised by a proxy.

8. Duly completed Postal Ballot Form should reach the Scrutinizer not later than the close of working hours on 6th January, 2007. All Postal Ballot Forms received after this date will be strictly treated as if reply from such member has not been received.

9. In case of Shares held by Companies, Trusts, Societies etc., the duly completed Postal Ballot Form should be accompanied by a certified copy of Board Resolution/Authorisation together with the specimen signature(s) of the duly authorised signatories.

10. Voting rights shall be reckoned on the paid-up value of Equity Shares registered in the name of the Member on the date of dispatch of the Notice.

11. Members are requested not to send any other paper along with the Postal Ballot Form in the enclosed self-addressed postage prepaid envelope in as much as all such envelopes will be sent to the Scrutinizer and any extraneous paper found in such envelope would be destroyed by the Scrutiniser.

12. There will be one Postal Ballot Form for every Registered Folio/Client ID, irrespective of the number of joint holders.

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel: + 91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

November 29, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek

We have submitted a letter dated November 28, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of clause 41 of the exchange listing agreement, a copy whereof is enclosed for information and records.

Thanking you,

Very truly yours,
for **RELIANCE CAPITAL LIMITED**



V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encls : a/a

Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel: + 91 22 3032 7000
Fax: +91 22 3009 4200
www.reliancecapital.co.in

November 28, 2006

Ms. Neha Gada
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sir,

Sub.: **Clause 41 of the Listing Agreement**

Pursuant to the requirement of Clause 41 of the listing agreement, kindly find enclosed report on the "Limited Review" by the Auditors for the quarter ended September 30, 2006.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**



V. R. MOHAN
COMPANY SECRETARY & MANAGER


BOMBAY STOCK EXCHANGE
LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN
DATE 29/11/06

c.c : The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Ltd.

To the Board of Directors
Reliance Capital Limited

We have reviewed the accompanying statement of un-audited financial results of Reliance Capital Limited ('the Company') for the period ended 30 September 2006. This statement is the responsibility of the Company's management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of un-audited financial results prepared in accordance with Accounting Standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For Chaturvedi & Shah
Chartered Accountants



C. D. Lala
Partner
Membership Number: 35671
Mumbai
26 October 2006

For BSR & Co.
Chartered Accountants



Akeel Master
Partner
Membership Number: 046768

RELIANCE CAPITAL LIMITED

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / HALF YEAR ENDED SEPTEMBER 30, 2006

(Rs. in crores except per share data)

Sr No	Particulars	Quarter Ended			Half Year Ended			Year Ended
		30-Sep-06	30-Sep-05	% Change	30-Sep-06	30-Sep-05	% Change	31-Mar-06 (Audited)
1	Income from Operations	222.66	181.24	23%	355.07	246.82	44%	651.76
2	Other Miscellaneous Income	0.18	0.04		0.18	0.05		0.26
3	Total Expenditure							
	a) Staff Cost	15.97	0.14		24.04	0.37		10.32
	b) Professional Fees	2.19			4.15			10.94
	c) Other expenditure	12.81	2.74		23.21	3.31		11.76
4	Interest & Finance Charges	5.24	10.27		11.76	37.75		45.20
5	Depreciation	1.48	6.71		2.93	13.40		23.19
6	Profit before Tax (1+2-3-4-5)	185.14	161.42		289.17	192.04		550.61
7	Provision for tax							
	Current Tax (including Fringe Benefit Tax)	18.00	4.00		27.50	5.00		13.00
	Deferred Tax	-	-		-	-		-
8	Net Profit after Tax (6 - 7)	167.15	157.42	6%	261.67	187.04	40%	537.61
9	Paid-up Share Capital Equity Share of Rs.10 each	224.46	207.90		224.46	207.90		223.40
10	Reserves excluding revaluation reserves							3 849.58
11	EPS for the period, for the year to date and for previous year (Rs.)							
	Basic	7.48	8.71		11.72	12.13		29.74
	Fully Diluted	6.81	7.18		10.68	9.71		24.64
12	Aggregate of Public Shareholding							
	- Number of Shares	11 51 46 497	8 22 59 620		11 51 46 497	8 22 59 620		8 27 49 196
	- Percentage of shareholding	51.42%	39.67%		51.42%	39.67%		37.13%

NOTES:

1 The figures for the corresponding year have been restated wherever necessary to make them comparable.

2 Pursuant to the scheme of amalgamation and arrangement between Reliance Capital Ventures Limited ("RCVL"), the Company and their respective shareholders and Creditors ("Scheme"), RCVL stands amalgamated with the Company with effect from July 17, 2006. Accordingly, due effect of the amalgamation has been given to the accounts of the company for the period ending September 30, 2006.

3 Pursuant to the amalgamation of Reliance Capital Ventures Limited with the Company, a total of 6,11,56,521 shares have been alloted to the shareholders of RCVL in the ratio of 5 shares of RCL for every 100 shares of RCVL on August 7, 2006 and 6,00,89,966 shares held by RCVL in RCL has been cancelled in terms of the Scheme of amalgamation and arrangement. RCL's paid up capital has accordingly increased by Rs. 1,06,65,550 to Rs. 224,45,99,000.

4 The company is mainly in the financial services business. All other activities of the company revolve around the main business. As such, there are no separate reportable segments as per the Accounting Standard on Segment Reporting (AS 17).

5 The number of investor complaints pending as on June 20, 2006 were nil, the complaints received during the period July 1, 2006 to September 30, 2006 were 234, the complaints resolved during the period were 234 and pending unresolved as of September 30, 2006 were nil.

6 The financial results are in accordance with the standard accounting practices followed by the company in preparation of its statutory accounts, and have been subject to "Limited Review" by the Auditors of the company.

7 The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on October 26, 2006 approved the above results and its release.

for RELIANCE CAPITAL LIMTED



Anil D. Ambani
Chairman

Place: Mumbai
Dated: October 26, 2006

Anil Dhirubhai Ambani Group

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel: + 91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

December 2, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek

We have submitted a letter dated December 1, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of Section 146 of the Companies Act, 1956, a copy whereof is enclosed for information and records.

Thanking you,

Very truly yours,
for **RELIANCE CAPITAL LIMITED**



V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encls : a/a

Anil Dhirubhai Ambani Group

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel: + 91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

December 1, 2006


BOMBAY STOCK EXCHANGE
LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN
DATE

The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai - 400001

Dear Sir,

Sub. : **Shifting of Registered office**

We wish to inform you that the registered office of the Company stands shifted from the State of Gujarat to the State of Maharashtra w.e.f. November 20, 2006, vide certificate dated November 20, 2006 received from the Registrar of Companies Maharashtra.

The new registered office address of the Company is as given below:

'H' Block, 1st Floor,
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

The Copies of form 18 and the certificate issued by the Registrar of Companies, Maharashtra, Mumbai are enclosed for your taking the same on record.

We request you to kindly address all your future correspondence at the above mentioned address.

Thanking you,

Your faithfully,
for **RELIANCE CAPITAL LIMITED**



V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encls.: a/a

MINISTRY OF COMPANY AFFAIRS

PAYMENT RECEIPT

G.A.R.7

Civil

SRN : A05709753 **Service Request Date :** 08-11-2006

Received From:

Name : Yogesh V. Deshpande

Address : Reliance Centre
Mumbai,Maharashtra
INDIA - 400001

Name & Address of the company on whose behalf payment is received

Name : RELIANCE CAPITAL LTD

Address :
VILLAGE MEGHPAR/PADANA,
TALUKA JAMNAGAR,
JAMNAGAR,,Gujarat,
INDIA, - 361280.

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form18	Normal	500.00
Total		**500.00**

Mode of Payment: Credit Card

Received Payment(in words)Rs: Five Hundred only

Certified true copy
for Reliance Capital Limited



V. R. Mohan
Company Secretary & Manager

FORM 18

[Pursuant to section 146 of the Companies Act, 1956]

Notice of situation or change of situation of registered office

Note - All fields marked in * are to be mandatorily filled.

1. *This form is for ○ New company ◉ Existing company

2(a). *Corporate identity number (CIN) of company or Form 1A reference number: L65910GJ1986PLC008526

(b). Global location number (GLN) of company: [ ] Pre-fill

3(a). Name of the company: RELIANCE CAPITAL LTD

(b). Address of the registered office of the company:
VILLAGE MEGHPAR/PADANA
TALUKA JAMNAGAR
JAMNAGAR
Gujarat
INDIA
361280

4. Notice is hereby given that

(a).The address of the registered office of the company with effect from

◉ 02/11/2006 (DD/MM/YYYY) is

○ The date of incorporation of the company is

*Address Line I	'H' Block, 1st Floor,
Line II	Dhirubhai Ambani Knowledge City, Koparkhaime
*City	Navi Mumbai
District	Greater Bombay
*State	Maharashtra-MH
*Country	IN
*Pin code	400710
*e-mail ID	yogesh.deshpande@relianceada.com

(b). The full address of the police station under whose jurisdiction the registered office of the company is situated

*Name	TURBHE POLICE STATION
*Address Line I	Thane Belapur Road,
Line II	Turbhe
*City	Navi Mumbai
*State	Maharashtra-MH
*Pin code	400710

Attachments

List of attachments

1. Optional attachment(s) - if any [Attach]

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete.

[X] I have been authorised by the board of directors' resolution dated* 09/06/2006 (DD/MM/YYYY) to sign and submit this form.

[X] I am authorised to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary of the company Mohan Vellore

Certificate

It is hereby certified that I have verified the above particulars from the books of account and records of M/s RELIANCE CAPITAL LTD and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice) Sapna Chourasia

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer [Submit to BO]

GOVERNMENT OF INDIA

MINISTRY OF COMPANY AFFAIRS

OFFICE OF THE REGISTRAR OF COMPANIES, MAHARASHTRA
SH. K. PANDIAN, EVEREST, 100 MARINE DRIVE, MUMBAI – 400002

Corporate Identity Number L65910MH1986PLC165645
Section 18(3) of the Companies Act, 1956

Certificate of Registration of Company Law Board order for Change of State

M/s RELIANCE CAPITAL LIMITED by SRN A06093918 having by special resolution altered the provisions of its Memorandum of Association with respect to the place of the Registered Office by changing it from the State of GUJARAT to the State of MAHARASHTRA and such alteration having been confirmed by an order of Company Law Board, Western Region Bench, Mumbai, Company Petition No.834/17/CLB/WR/2006 bearing the date November 2, 2006.

I hereby certify that a certify copy of the said order has this day been registered.

Given under my hand at MAHARASHTRA this Twentieth day of November, TWO THOUSAND SIX.


Registrar of Companies
Maharashtra

(S.P.CHUGA)
Asstt. Registrar of Companies,
Maharashtra, Mumbai.

Certified true copy
for Reliance Capital Limited

V. R. Mohan
Company Secretary & Manager